Mail Stop 3561

July 28, 2006

Weng Jianjun, Chief Executive Officer
Tian'an Pharmaceutical Co., LTD.
C/o Incorp Services, Inc.
3155 East Patrick Lane, Suite #1
Las Vegas, NV 89120

> **Re: Tian'an Pharmaceutical Co., LTD.**
> **Registration Statement on Form SB-2**
> **Filed June 29, 2006**
> **File No. 333-135434**

Dear Mr. Jianjun:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please disclose the information required by Item 505 of Regulation S-B.

Prospectus Cover Page

2. Please highlight the cross-reference to the risk factor section by prominent type or in another manner. See Item 501(a)(5) of Regulation S-B.

History, page 4

3. We note your disclosure that in September 2005, you issued 13,994,750 shares of common stock to acquire all outstanding shares of Tian Pharma, a PRC company. Accordingly, it appears that as a result of this transaction, Tian Pharma became your wholly-owned subsidiary. In this regard, we note that you list Tian Pharma as one of your PRC subsidiaries in Exhibit 21 and refer to your non-US operating subsidiary in the second risk factor on page 8. You then state, however, that you "[w]ere the survivor of the merger…," which appears to suggest that Tian Pharma merged into you, with you being the surviving entity. As a result of a merger with you as the surviving entity, it would appear that Tian Pharma would no longer exist. Further, in Note 1 to your consolidated financial statements, you indicate the involvement of T2 Pharmaceutical Inc., a Colorado corporation, but do not discuss this entity here. Please revise your disclosure to more clearly describe each step in the transaction(s), the entities involved, the role of each entity and your resulting corporate structure.

Business, page 4

4. Please identify the two products that you currently sell and the product you expect to sell in September 2006.

The Offering, page 4

5. Please disclose the price of the shares offered by the selling stockholders in the offering.

Conventions Which Apply to This Prospectus, page 5

6. Please relocate your disclosure here to follow the risk factor section. To the extent you use "PRC" or "RMB," or other acronyms in the risk factor section and throughout the prospectus, please define them the first time they appear.

Risk Factors, page 5

7. We note that the selling shareholders will initially offer your common stock at a price below $5.00 per share. Please include a risk factor that discusses the impact of our penny stock rules on the sale of your common stock.

8. We note your disclosure on page 16 that for the three months ended March 31, 2006, six distributors accounted for 90% of your operating income. As this disclosure appears to present a material risk to your operations, please add a risk factor or explain.

9. We note your disclosure on page 19 concerning PRC laws that require you to set aside statutory reserves. As this disclosure appears to present be a material risk, please add a risk factor describing these requirements and the potential impact on your business operations or explain.

The products and the processes we use could expose us to substantial liability, page 6

10. Please eliminate the disclosure indicating that you have not experienced any problems associated with claims by users of your products since it inappropriately mitigates the point of the risk. Further, please expand your disclosure to specifically describe the "enormous risks" you refer to in the last sentence.

The PRC government could change its policies toward private enterprise…, page 7

11. We note your disclosure in the second paragraph that changes in policies, laws and regulations, etc. "[c]ould have a material adverse effect on our business." In the following risk factor, you also state that the promulgation of new laws, changes of existing laws, etc. "[c]ould have a negative impact on our business and business prospects." Please revise to more specifically describe the material adverse effect or negative impact on your business.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 10

Results of Operation, page 11

12. As currently disclosed, your disclosure under this section appears relatively brief. Accordingly, please expand your disclosure, as applicable, to fully address Items 303(b)(1) and (2) of Regulation S-B. In this regard, your discussion should address your past and future financial condition and results of operation, with particular emphasis on the prospects for the future. Your discussion should also address those key variable and other qualitative and quantitative factors which are necessary for an understanding and evaluation of your operations. For example, please discuss any known trends, events or uncertainties that have had or are reasonably expected to have a material impact on your net sales or revenues or income from continuing operations. Please also expand your disclosure to discuss any seasonal aspects that had a material effect on your financial condition and results of operation. Please see Release No. 33-8350 for additional guidance.

Year Ended December 31, 2005, page 11

13. Please include a robust discussion of the significant changes in your operations. For example, we note that your gross profit percentage was 64% on 2005 compared to 35% in 2004. In addition to indicating the increase was a result of efficiencies and the use of your own manufacturing plant, discuss and quantify the specific efficiencies and explain the items of the manufacturing facility that led to a gross profit percentage of 64%. Please include a qualitative and quantitative discussion of your operating expenses. Please discuss

the items of selling and promotion that caused that line item to increase $705,400 and general and administrative fees to increase $143,170. Please also discuss the effect, if any, these variables are reasonably likely to have on your liquidity. Please apply these standards to your March 31, 2006 discussion of operations also. Please reference Item 303(b) of Regulation S-B.

Three Months Ended March 31, 2006, page 12

14. We note from your discussion in the second paragraph that during the first quarter of 2005 you had no sales. In your discussion of the results of operations for the year ended December 31, 2005, you indicate sales began in January 2003. Please explain.

Liquidity and Capital Resources, page 12

15. Please discuss your internal plans to generate sufficient capital to market your products through Xian Tian'an and expand your product line as desired. See Item 303(b) of Regulation S-B.

16. Please enhance your liquidity discussion to include the substantive reasons for the material sources and uses of cash you identified. In addition to listing the line-items that appear in the cash flows statement, discuss the primary factors that drive current and future cash flows. See Codification of Financial Reporting Releases 501.13.b and 501.13.b.1.

17. Please discuss any trends, events or uncertainties that are reasonably likely to have an impact on your liquidity. For instance discuss seasonal sales trends; the effects the rigid approval process has on liquidity; the effects of Chinese laws and your requirement to set aside reserves, the cost of compliance with Good Manufacturing Practice; and the impact to liquidity that could result should you receive the necessary approval to use Tian'an Pharmacy to sell your products directly to stores, pharmacies and hospitals. See Item 303(b) of Regulation S-B.

18. We note your disclosure with regard to future generating funds and the potential need for future borrowings or equity sales. Please discuss your historical financing arrangements and use of stock as a form of liquidity. See Codification of Financial Reporting Releases 501.13.b.2

Off -Balance Sheet Arrangements

19. In a separately captioned section, please discuss any off-balance sheet items reasonably likely to have a material effect on your financial condition. If you have no off-balance sheet items, please disclose that fact. See Item 303(c) of Regulation S-B.

Business, page 13

20. Please describe the business development of your operating subsidiary, Tian Pharma, during the last three years. See Item 101(a) of Regulation S-B.

Traditional Chinese Medicine, page 13

21. We note your use of conclusory statements and assertions in your disclosure. For example, we note your disclosure, "Modern medical science is experiencing a change from biological research to biological-psychological-social research with traditional medical science playing a more important role than ever" and "Many modern chemical medicines contain high toxicities, present numerous side effects and are expensive to develop." Please disclose the bases for these statements. In this regard, please disclose whether this information is based upon management's belief, industry data, reports/articles or any other source. If the statement is based upon management's belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, if the information is based upon reports or articles, please provide these documents to us, appropriately marked and dated.

22. We note your reference to Bio Life. Please advise us who or what Bio Life is and its relationship to you.

23. We note the use of parenthetical words or phrases such as "pattern of disharmony," "natural," "green," "dietary supplements" and "nutritional supplements." Please revise your prospectus to eliminate the use of these parenthetical words or phrases. In this regard, if the word or phrase is not immediately understandable, please disclose a definition.

Products, page 14

24. Please define any industry-specific or technical terms so that they are easily understandable to the investors. For example, we note your use of "atrophic gastritis," "chronic gastritis," "lipoidemia" and "arthralgia."

Sales and Distribution, page 16

25. We note your disclosure that six distributors represented approximately 90% of your revenues during the three months ended March 31, 2006. Please revise to disclose the material terms of your distribution agreements with these distributors.

Competition, page 17

26. We note your disclosure of three reasons why you believe you will be able to compete effectively. Please expand your disclosure to provide a basis for each of your claims.

PRC Laws and Regulations Affecting Our Business, page 18

27. We note your discussion of the government review process in the first paragraph. Please discuss the status of the approval within the government approval process for your Nizhuanle Yin granule product. See Item 101(b)(8) of Regulation S-B.

Taxes, page 19

28. We note your disclosure that you believe that you "[w]ill not experience significant U.S. federal income tax consequences under the controlled foreign corporation rules." Please expand your disclosure to more clearly explain your U.S. federal income tax consequences. Further, given the complexities involved in the controlled foreign corporation rules and your claim that under those rules, you will not incur significant U.S. federal income tax, a tax opinion may be appropriate. Please advise.

Directors and Executive Officers, page 21

29. Please revise to describe the business experience of Ma Zhigua, Liang Dingbang and Ren Ping for the past five years, or clarify your disclosure by adding dates or the duration of employment. Refer to Item 401(a)(4) of Regulation S-B.

30. Please revise your disclosure to describe the type of business conducted by each company, if not clear from the business name.

Transactions with related parties and recent sales of unregistered securities, page 24

31. Please disclose the value of the shares received by the four entities in September 2005. See Item 404(a) of Regulation S-B.

32. We note your discussion concerning your transaction involving Xi Peng. If there is a material written contract between you and Xi Peng, please describe the material terms of the contract and file a copy of the contract as an exhibit.

Principal Shareholders, page 24

33. As applicable, please revise to include any shares that shareholders have the right to acquire within 60 days.

34. We note Xi'an Gelin Healthy Production owns a 20.4% equity interest in you. Please provide the disclosure for significant equity investees required by Regulation S-B Item 310(b)(2)(iii).

Plan of Distribution, page 26

35. We note your disclosure that if "[a] selling stockholder enters into an agreement or agreements with an underwriter, then the relevant details will be set forth in a supplement or revision to this prospectus." If a selling stockholder engages an underwriter, the relevant details should be disclosed in a post-effective amendment. Please revise accordingly.

36. We note your disclosure regarding short sales. Please be advised that short sales of common stock "against the box" that are covered with shares subject to this registration statement cannot be made before the registration statement becomes effective. It is our view that shares underlying the short sale are deemed to be sold at the time such sale is made and, prior to effectiveness, this would constitute a violation of section 5. Please confirm your understanding.

Description of Capital Stock, page 28

37. Please revise to include a brief description of the provisions of PRC law that could impact the rights of your shareholders or limit your ability to pay dividends.

Consolidated Financial Statements Years Ended December 31, 2005 and 2004

Consolidated Balance Sheet, page 2

38. Please tell us what the non-controlling interest in the stockholders equity section represents. If this is minority interest revise your presentation and more fully describe the nature of this item in the notes to your financial statements.

Consolidated Statements of Changes in Shareholder's Equity, page 4

39. We note that you issued shares for services in the amount of $1. Please tell us more about this transaction. Please tell us how you valued the services received.

Statements of Cash Flows, page 5

40. It appears that you are presenting acquisitions and disposals of fixed assets on a net basis. Please revise your presentation to show these cash flows in two lines on a gross basis.

Notes To Consolidated Financial Statements

December 31, 2005 and 2004

Note 1 – Organization and Basis of Presentation, page 6

41. We note that in September 2005 you issued 13,994,750 shares of your common stock to acquire all the outstanding shares of Tian'an Pharmaceutical Co. (Tian Pharma), a People's Republic of China (PRC) company. The transaction was accounted for as a reverse acquisition. Please advise whether you evaluated accounting for the transaction as a combination of entities under common control as discussed by SFAS No. 141 paragraph 11. Please provide us with the support for your conclusion.

Note 2 – Summary of Significant Accounting Policies, page 7

42. Please disclose the types of expenses included in general and administrative fees. The additional disclosures should also be included in your unaudited financial statements. See APB Opinion No. 22.

43. Please disclose your advertising expenditures. See SOP 93-7.

44. It does not appear that your policy with respect to impairment of definite lived intangible assets is consistent with paragraph 15 of SFAS 142. Please revise your disclosures accordingly.

Note 3 – Fixed Assets, page 17

45. We note from your discussion with regards to land use rights, page 11, that the Chinese government owns all the land in China and companies and individuals are authorized to use the land. The authorization/rights are amortized over the lease term. Please explain whether or not you have land use rights associated with your manufacturing plant in Xi'an. Please tell us why these rights would not be more accurately classified as intangible assets rather than fixed assets as they are currently presented in Note 3.

46. We note your description of properties on page 21. Your disclosure on page 21 and elsewhere in your filing indicate that you lease all of your properties. Please tell us where the building or buildings with a book value of $594,574 are located.

Note 6 - Provision for Income Taxes, page 19

47. Please provide all of the disclosure required by SFAS 109. For example, disclose the total amount of deferred assets and deferred tax liabilities and the total valuation allowance. Please also disclose types of significant temporary differences and carryforward that gives rise to deferred tax assets. See paragraph 43 of FAS 109. The additional disclosure should also be included in your unaudited financial statements.

48. You disclose that the local tax rate is 15% of pretax income. Please tell us why the income tax reconciliation you have provided does not equal pretax income multiplied by 15%.

49. Please tell us and disclose what the permanent difference of $60,646 is.

50. Please disclose whether VAT is included or excluded from sales.

Note 7 – Business Combination, page 20

51. We note your characterization of this transaction as a business combination. It does not appear that you actually acquired a business as considered by article 11 of Regulation S-X. If you did not acquire a business, then please revise the heading of this note. If you did acquire a business, please tell us what was your consideration of Regulation S-B Item 310(c).

Note 8 – Related Party Transactions, page 20

52. With regard to the pharmaceutical license purchase contract with Xi' An Green Health Product Institution, please tell us how your accounting for the transaction complies with SAB Topic 5:G.

53. We note you paid $1,000,000 to Xi'An Green Health Product Institution to research and develop and license a new medicine by December 2011. Your disclosure indicates "they", referring to Green Health Product Institute, have reflected this payment in other receivables and you, assuming you receive the license, will reclassify the payment to Intangible Assets and amortize it over the term of the license. How "they" recorded the payment is extraneous, please explain to us and disclose how you recorded the payment. The additional disclosure should also be included in your unaudited financial statements.

Signatures

54. Please have your principal executive officer, principal financial officer and your principal accounting officer or controller sign in these capacities. See "Instructions for signatures" of Form SB-2.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Michael Moran, Accounting Branch Chief at (202) 551-3841 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Kurt Murao, Staff Attorney, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: William T. Hart, Esq.
        FAX (303) 839-5414